

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2023

Matthew Safaii
Chief Executive Officer
Arrowroot Acquisition Corp.
4553 Glencoe Ave
Suite 200
Marina Del Rey, CA 90292

      Re: Arrowroot Acquisition Corp.
          Amendment No. 2 to Registration Statement on Form S-4
          Filed December 7, 2023
          File No. 333-274333

Dear Matthew Safaii:

      We have reviewed your amended registration statement and have the following comments.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 29, 2023 letter.

Amendment No. 2 to the Registration Statement on Form S-4

Unaudited Pro Forma Condensed Combined Financial Information
The PIPE Investment, page 108

1.   Please highlight material differences in the terms and price of securities issued at the time of the IPO as compared to private placements contemplated at the time of the business combination. Disclose if the Sponsors, directors and officers or their affiliates will participate in the private placement.

Notes to Consolidated Financial Statements
Revenue Recognition, page F-14

2.   We note your response to prior comment no. 6 and continue to evaluate your revenue
        recognition policy. We may have further comments.

        Please contact Amanda Kim at 202-551-3241 or Stephen Krikorian at 202-551-3488 if
you have questions regarding comments on the financial statements and related matters. Please
contact Charli Gibbs-Tabler at 202-551-6388 or Jan Woo at 202-551-3453 with any other
questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Justin Anslow